UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               January, 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Acquisition dated 19 January, 2007


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19th January 2007



                                  BARCLAYS PLC


        Barclays to acquire EquiFirst from Regions Financial Corporation


Barclays Bank PLC ("Barclays") announces that it has entered into an agreement to purchase EquiFirst Corporation, the non-prime mortgage origination business of Regions Financial Corporation ("Regions"), for a consideration of approximately US$225 million (GBP115 million). Completion is expected in the first half of 2007, subject to the receipt of the required licences and applicable regulatory approval. In the third year of ownership, Barclays expects to achieve an annual post-tax return on this investment in excess of 20%. Barclays will finance the transaction out of existing cash resources.

EquiFirst is the 12th largest non-prime wholesale mortgage originator in the United States. It originates its loans through over 9,000 brokers in 47 states. It will be combined with Barclays mortgage servicing and capital markets capabilities to create a vertically integrated mortgage franchise. Barclays believes that a vertically integrated mortgage franchise can deliver significant synergies through linking our established capital markets business with servicing and origination capabilities.

Barclays Capital currently has an active wholesale loan mortgage business in the US which involves the purchase and securitisation of mortgages on a principal basis. All the loans originated by EquiFirst are expected to be securitised or sold on an ongoing basis after an average hold period of approximately 2 to 3 months. This acquisition builds on the recent purchase of HomEq, a mortgage servicing platform, acquired by Barclays in November 2006.

Grant Kvalheim, Co-President of Barclays Capital, commented, "I am delighted to acquire such a strong management team within EquiFirst and we welcome the EquiFirst staff to Barclays Capital. This acquisition offers Barclays Capital an excellent opportunity to further vertically integrate and expand our existing US mortgage business."

Dowd Ritter, President and CEO of Regions Financial (NYSE:RF), said, "This sale is the result of a tighter focus on our strategic priorities. Regions is concentrating on customer relationships and core businesses in our 16-state footprint. We operate in very attractive markets in the South, Midwest and Texas and believe they represent the greatest potential for success."

Jeff Tennyson, CEO of EquiFirst, said, "Regions' ownership of EquiFirst over the last 8 years has allowed us to build a premier mortgage lender in the non-prime industry. Barclays Capital is a leading international investment bank that will strengthen our position as an industry leader and greatly enhance our access to the global capital markets. The sale of EquiFirst to Barclays Capital is a clear positive event for all stakeholders."


                                    - ENDS -


For further information please contact:


Barclays

Investor Relations                     Media Relations
Mark Merson/James S Johnson            Alistair Smith/Laura Vergani
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6132/8335


                                       Contact at Barclays Capital in New York:
                                       Peter Truell
                                       +1 (212) 412-7576


Regions Financial Corporation

Investor Relations                     Media Relations
List Underwood                         Rick Swagler
+1 (205) 801-0265                      +1 (205) 801-0105



About Barclays

Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 60 countries and employs around 120,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. For further information about Barclays PLC please visit our website www.barclays.com.


About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating and a balance sheet of over GBP986 billion (US$1.8 trillion*). With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices in 26 countries, employs over 10,500 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide. Barclays Capital completed the acquisition of HomEq, the US mortgage servicing business, in the second-half of 2006, which added 1,300 employees. For further information about Barclays Capital, please visit our website www.barclayscapital.com.*US$ figure was derived using the US$/GBP exchange rate at 30.06.06 of US$1.85/GBP1.


About Regions Financial Corporation

Regions Financial Corporation is a member of the S&P 100 Index and Forbes Magazine's "Platinum 400" list of America's best big companies. With more than US$140 billion in assets, Regions is one of the nation's largest full-service providers of consumer and commercial banking, trust, securities brokerage, mortgage and insurance products and services. Regions serves customers in 16 states across the South, Midwest and Texas, and through its subsidiary, Regions Bank, operates some 2,000 AmSouth and Regions banking offices and more than 2,400 ATMs. Its investment and securities brokerage, trust and asset management division, Morgan Keegan & Company Inc., provides services from over 300 offices. Additional information about Regions and its full line of products and services can be found at www.regions.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance, in particular with respect to Barclays Capital. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, global as well as US economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 19, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: January 19, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary